Exhibit 16.1

U.S. Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registration and Examinations

100 "F" Street, NE

Washington, D.C. 20549

RE: Eagle Nuclear Energy Corp.

To Whom It May Concern:

We have reviewed a copy of the 8-K proposed to be filed on August 4, 2026 submitted by Eagle Nuclear Energy Corp. to the Securities and Exchange Commission concerning the resignation of Adeptus Partners, LLC as the independent registered public accounting firm and we agree with the statements made in said 8-K.

There have been no disputes about accounting principles, financial statement disclosures, auditing scope or procedure, or applicable rules of the Commission during the periods when we were the auditors.

Very truly yours,

/s/ Adeptus Partners, LLC

Adeptus Partners, LLC